EXHIBIT 4.1:

DESCRIPTION OF CAPITAL STOCK

The following description of our Common Stock is a summary and does not purport to be complete and is subject to and qualified in its entirety by reference to both the Certificate of Incorporation of Oil-Dri, as amended (the "Certificate of Incorporation"), and the By-Laws of Oil-Dri Corporation of America, as Amended and Restated (the "By-laws"). The Certificate of Incorporation and the By-laws are each incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Authorized Shares of Capital Stock

Our authorized capital stock as of July 31, 2019 and 2018 consisted of 15,000,000 shares of Common Stock, 7,000,000 shares of Class B Stock and 30,000,000 shares of Class A Common Stock, each with a par value of $.10 per share. There are no Class A Common Stock shares currently outstanding.

Voting Rights

Common Stock is entitled to one vote per share and Class B Stock is entitled to ten votes per share, while Class A Common Stock has no voting rights except in accordance with law.

Dividends

Common Stock is entitled to cash dividends, as and when declared or paid, equal to at least 133.33% on a per share basis of the cash dividend paid on Class B Stock. Class A Common Stock is entitled to cash dividends on a per share basis equal to the cash dividend on Common Stock. Additionally, while shares of Common Stock, Class A Common Stock and Class B Stock are outstanding, the sum of the per share cash dividend paid on shares of Common Stock and Class A Common Stock, must be equal to at least 133.33% of the sum of the per share cash dividend paid on Class B Stock and Class A Common Stock.

Shares of Common Stock, Class A Common Stock and Class B Stock are equal in respect of all rights to dividends (other than cash as described above) and distributions in the form of stock or other property (including stock dividends and split-ups) in each case in the same ratio except in the case of a Special Stock Dividend. A Special Stock Dividend, which can be issued only once, is either a dividend of one share of Class A Common Stock for each share of Common Stock and Class B Stock outstanding or a recapitalization, in which half of each outstanding share of Common Stock and Class B Stock would be converted into a half share of Class A Common Stock.

Conversion Rights

Common Stock and Class A Common Stock have no conversion rights. Class B Stock is convertible on a share-by-share basis into Common Stock at any time and is subject to mandatory conversion under certain circumstances.

Duration of Class Rights and Powers

At any time when the shares of Class B Stock cease to account for at least 20% of the total of both shares of Common Stock and Class B Stock outstanding, or for a period of one year do not account for at least 10% of the the total shares of Common Stock, Class B Stock and Class A Common Stock outstanding, then any shares of Class B Stock outstanding shall, without any action by the Board of Directors, automatically convert to shares of Common Stock. In addition, and the provisions for different voting or cash dividend rights for Common Stock and Class B Stock shall thence forth not be in effect.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, the holders of all classes of stock are entitled to share ratably as a single class in the remaining net assets of the Company. A merger or consolidation of the Company or a sale or conveyance of all or any part of the Company's assets will not be deemed a liquidation, dissolution or winding up.

Restrictions on Sale and Transfer

Class B Stock is subject to restrictions that permit the sale or transfer of these shares only to certain permitted transferees.

No Redemption or Preemptive Rights

Holders of common stock have no preemptive, redemption or subscription rights.